

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Chuck Pettid
President and Director
Fig Publishing, Inc.
335 Madison Avenue, Floor 16
New York, NY
10017

>   **Re: Fig Publishing, Inc.**
>   **Amendment No. 2 to**
>   **Offering Statement on Form 1-A**
>   **Filed July 6, 2021**
>   **File No. 024-11496**

Dear Mr. Pettid:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.   In light of the fact that investors are purchasing FPS - Series 2021 shares before Fig's management will decide which Portfolio Products to publish, before the company enters into any Portfolio License Agreements, and with the representation the company will return to investors any escrowed proceeds not used, please dedicate a subsection or subsections of the offering circular to a detailed discussion of the following:
   *   the amount of the offering proceeds that will be put into the Escrow Account;
   *   the terms of the Escrow Account, including under what circumstances the company is

- permitted to withdraw funds;
- notwithstanding any lack of restrictions on the company withdrawing funds from the Escrow Account, under what circumstances the company will withdraw funds from the Escrow Account (e.g., only once the company enters into a Portfolio License Agreement or under other circumstances);
- under what circumstances the company would reimburse the Escrow Account;
- how and when the company will notify investors it has entered into a Portfolio License Agreement and the material terms thereof;
- how and when the company will disclose to investors how much of the funds in the escrow account the company has used and the amount remaining in the escrow account; and
- when any escrowed funds will be returned and the impact Fig Transaction Fees and escrow fees will have on the amount of escrowed funds that will be returned.

2. We note your response to prior comment 5 and the revised disclosure on page Series 2021-5. Please continue to clarify how the following uses of the offering proceeds will be designated as Fig Funds for a particular Portfolio License Agreement:
   - outreach to find new games that we would consider publishing, including payment for licenses of intellectual property
   - other general activities and operations

   For example, explain how the funds used to find new games would be designated as Fig Funds when your outreach efforts do not result in a Portfolio License Agreement. Disclose whether and under what circumstances you would reimburse the Escrow Account for funds released from the Escrow Account that do not end up being designated as Fig Funds for a particular Portfolio License Agreement.

3. In response to prior comment 10, you filed a draft board consent as Exhibit 2.3 and state that "Fig has generally relied on offering circulars as evidence of the rights of holders of the preferred shares it offers. Fig's Board adopts such offering circulars as evidence of such." Please explain why you do not intend to file as an exhibit a certificate of designation as you have done with your recent Regulation A offerings of Fig Gaming Shares on Form 1-A. In this regard, the board's consent indicates that it has approved the Certificate of Designation for the FPS - Series 2021 shares and that the Certificate of Designation will be filed with the Secretary of State of the State of Delaware.

4. Please revise the introductory paragraph to the subscription agreement filed as Exhibit 6.4 so it does not suggest that the company already has co-publishing and revenue share agreements for the FPS - Series 2021 shares.

       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, at Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rich Baumann, Esq.